UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Granite Ridge Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

387432107

(CUSIP Number)

Emily Fuquay

5217 McKinney Ave., Suite 400

Dallas, Texas 75205

(214) 396-2850

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 387432107	13D	Page 1 of 18 Pages

1	Names of Reporting Persons GREP GP II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 10,601,149+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 10,601,149+
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,601,149+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount In Row (11) 8.0%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,270,477 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of January 5, 2023, as reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on January 19, 2023.

CUSIP No. 387432107	13D	Page 2 of 18 Pages

1	Names of Reporting Persons Grey Rock Energy Partners GP II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 10,601,149+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 10,601,149+
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,601,149+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.0%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,270,477 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of January 5, 2023, as reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on January 19, 2023.

CUSIP No. 387432107	13D	Page 3 of 18 Pages

1	Names of Reporting Persons GREP GP II Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 10,601,149+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 10,601,149+
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,601,149+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.0%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,270,477 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of January 5, 2023, as reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on January 19, 2023.

CUSIP No. 387432107	13D	Page 4 of 18 Pages

1	Names of Reporting Persons Grey Rock Energy Partners GP II-A, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 4,280,572+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 4,280,572+
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,280,572+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.2%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,270,477 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of January 5, 2023, as reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on January 19, 2023.

CUSIP No. 387432107	13D	Page 5 of 18 Pages

1	Names of Reporting Persons Grey Rock Energy Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 4,261,138+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 4,261,138+
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,261,138+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.2%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,270,477 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of January 5, 2023, as reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on January 19, 2023.

CUSIP No. 387432107	13D	Page 6 of 18 Pages

1	Names of Reporting Persons GREP Holdco II LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 4,261,138+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 4,261,138+
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,261,138+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.2%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,270,477 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of January 5, 2023, as reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on January 19, 2023.

CUSIP No. 387432107	13D	Page 7 of 18 Pages

1	Names of Reporting Persons Grey Rock Energy Partners GP II-B, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 6,320,577+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 6,320,577+
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,320,577+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,270,477 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of January 5, 2023, as reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on January 19, 2023.

CUSIP No. 387432107	13D	Page 8 of 18 Pages

1	Names of Reporting Persons Grey Rock Energy Fund II-B Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 6,297,075+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 6,297,075+
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,297,075+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,270,477 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of January 5, 2023, as reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on January 19, 2023.

CUSIP No. 387432107	13D	Page 9 of 18 Pages

1	Names of Reporting Persons Grey Rock Energy Fund II-B, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 6,297,075+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 6,297,075+
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,297,075+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,270,477 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of January 5, 2023, as reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on January 19, 2023.

CUSIP No. 387432107	13D	Page 10 of 18 Pages

1	Names of Reporting Persons GREP Holdco II-B Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 6,297,075+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 6,297,075+
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,297,075+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,270,477 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of January 5, 2023, as reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on January 19, 2023.

CUSIP No. 387432107	13D	Page 11 of 18 Pages

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Granite Ridge Resources, Inc., a Delaware corporation (“Issuer” or “Company”), whose principal executive offices are located at 5217 McKinney Ave., Suite 400 Dallas, Texas 75205. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

This Amendment No. 2 is being filed to amend and supplement the Schedule 13D filed by the Filing Parties on November 2, 2022, as amended by Amendment No. 1, filed by the Filing Parties on January 27, 2023, to reflect the distribution of shares of Common Stock by certain of the Filing Parties as described herein. Except as set forth below, all previous items are unchanged.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by GREP GP II, LLC, a Delaware limited liability company (“Fund II GP”), Grey Rock Energy Partners GP II, L.P., a Delaware limited partnership (“GREP GP II”), GREP GP II Holdings, LLC, a Delaware limited liability company (“GREP GP II Holdings”), Grey Rock Energy Partners GP II-A, L.P., a Delaware limited partnership (“GP II-A”), Grey Rock Energy Fund II, LP, a Delaware limited partnership (“Fund II-A”), GREP Holdco II, LLC, a Delaware limited liability company (“Holdco II-A”), Grey Rock Energy Partners GP II-B, L.P. (“GP II-B”), Grey Rock Energy Fund II-B, LP, a Delaware limited partnership (“Fund II-B”), Grey Rock Energy Fund II-B Holdings, L.P., a Delaware limited partnership (“Fund II-B Holdings” and, together with Fund II-A and Fund II-B, collectively, “Fund II”), and GREP Holdco II-B Holdings, LLC, a Delaware limited liability company (“Holdco II-B” and, together with the foregoing entities, the “Filing Parties”) pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit A.

Holdco II-A is indirectly controlled by Fund II GP. Fund II GP is the sole general partner of GREP GP II, which is the sole member of GREP GP II Holdings, which is the sole general partner of GP II-A. GP II-A is the sole general partner of Fund II-A, which is the sole member of Holdco II-A. As a result, Fund II GP, GREP GP II and GREP GP II Holdings may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco II-A and GP II-A. GP II-A and Fund II-A may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco II-A.

Holdco II-B is indirectly controlled by Fund II GP. Fund II GP is the sole general partner of GREP GP II, which is the sole member of GREP GP II Holdings, which is the sole general partner of GP II-B. GP II-B is the sole general partner of each of Fund II-B and Fund II-B Holdings. Fund II-B and Fund II-B Holdings are the sole members of Holdco II-B. As a result, Fund II GP, GREP GP II, GREP GP II Holdings and GP II-B may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco II-B and GP II-B. Fund II-B, Fund II-B Holdings and GP II-B may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco II-B.

In connection with the Transactions described in Item 3, the Filing Parties were issued in the aggregate, 23,601,149 shares of Common Stock, of which 9,507,742 shares were originally held directly by Holdco II-A, 14,050,471 shares were originally held directly by Holdco II-B, 19,434 shares were originally held directly by GP II-A, and 23,502 shares were originally held directly by GP II-B.

Following the distributions described in Item 5(c), the Filing Parties hold an aggregate of 10,601,149 shares of Common Stock, of which 4,261,138 shares are held directly by Holdco II-A, 6,297,075 shares are held directly by Holdco II-B, 19,434 shares are held directly by GP II-A, and 23,502 shares are held directly by GP II-B.

(b) The principal business address of the Filing Parties is 5217 McKinney Ave., Suite 400 Dallas, Texas 75205.

CUSIP No. 387432107	13D	Page 12 of 18 Pages

(c) The principal business of Fund II, Holdco II-A and Holdco II-B is investing in oil and gas assets and the securities of companies that hold oil and gas assets. The principal business of Fund II GP is indirectly managing the Funds, Holdco II-A and Holdco II-B.

(d) During the last five years, none of the Filing Parties or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Parties or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock beneficially owned by the Filing Parties was issued as merger consideration by the Company to Holdco II-A and Holdco II-B (collectively, the “Fund II Holdcos”) in exchange for membership interests in GREP Holdings, LLC, a Delaware limited lability company (“GREP Holdings”), upon GREP Holdings’ merger with GREP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“GREP Merger Sub”), at the closing of the transactions contemplated by the Business Combination Agreement as described in Item 4.

Item 4.	Purpose of Transaction.

Business Combination Agreement

Pursuant to that certain Business Combination Agreement, dated May 16, 2022 (the “Business Combination Agreement”), by and among the Company, Executive Network Partnering Corporation, a Delaware corporation (“ENPC”), GREP Holdings, GREP Merger Sub, and ENPC Merger Sub, Inc., a Delaware corporation, among other things, the Fund II Holdcos contributed certain oil and gas assets to GREP Holdings in exchange for membership interests therein. At the closing of the transactions contemplated by the Business Combination Agreement (the “Transactions”), among other things, the Filing Parties were issued an aggregate of 23,601,149 shares of Common Stock upon GREP Holdings’ merger with GREP Merger Sub.

Registration Rights and Lock-Up Agreement

In connection with the Business Combination Agreement, the Company entered into a Registration Rights and Lock-Up Agreement (the “RRA and Lock-Up Agreement”) with certain former stockholders of ENPC and the Existing GREP Members (as defined below) with respect to the shares of Common Stock that were issued as consideration under the Business Combination Agreement. The RRA and Lock-Up Agreement includes, among other things, the following provisions:

Registration Rights. The Company was required to file a resale shelf registration statement on behalf of certain of the Company’s security holders, including certain of the Filing Parties, promptly after the closing of the Transactions to register shares of Common Stock held by the Fund II Holdcos, GREP Holdco I LLC, a Delaware limited liability company, GREP Holdco III-A, LLC, a Delaware limited liability company and GREP Holdco III-B Holdings, LLC, a Delaware limited liability company (collectively, the “Existing GREP Members”) and their assignees, and certain former stockholders of ENPC. The RRA and Lock-Up Agreement also provides certain demand rights and piggyback rights to the parties, subject to certain specified underwriter cutbacks and issuer blackout periods. The Company will bear all costs and expenses incurred in connection with the resale shelf registration statement, any demand registration statement, any underwritten takedown, any block trade, any piggyback registration statement and all expenses incurred in performing or complying with its other obligations under the RRA and Lock-Up Agreement, whether or not the registration statement becomes effective.

CUSIP No. 387432107	13D	Page 13 of 18 Pages

Lock-Up. Existing GREP Members will not be able to transfer any shares of Company common stock beneficially owned or otherwise held by them for a period that is the earlier of (i) 180 days from the date of closing; (ii) the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) for any 20 trading days within any 30-trading day period; or (iii) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. In connection with and in order to facilitate the closing of the Business Combination, the Company waived the lock-up restrictions with respect to all shares that would have been issued to GREP Holdco I LLC at closing, 3,357,807 shares that would have been issued to GREP Holdco II LLC (including the 19,434 shares that are held directly by GP II-A) at closing and 4,967,367 shares that would have been issued to GREP Holdco II-B Holdings, LLC at closing (including the 23,502 shares that are held directly by GP II-B). In connection with the waiver, Holdco II-A and Holdco II-B directed the Company to issue (i) 21,322 shares and 31,509 shares, respectively, to GREP Holdco I LLC that would otherwise have been delivered to Holdco II-A and Holdco II-B at the closing of the Business Combination, pursuant to that certain letter agreement dated as of the closing date by and among Holdco II-A, Holdco II-B and GREP Holdco I LLC; and (ii) 3,355,919 shares and 4,959,360 shares, respectively, pro rata to the partners of Fund II-A, Fund II-B and Fund II-B Holdings that would otherwise have been delivered to Holdco II-A and Holdco II-B at the closing. On December 15, 2022, the Company announced that the Conflicts Committee of its Board of Directors approved a waiver of certain lock-up transfer restrictions pursuant to the RRA and Lock-Up Agreement with respect to 9,507,742 shares of Common Stock owned by GREP Holdco II LLC and 14,050,471 shares of Common Stock owned by GREP Holdco II-B Holdings, LLC.

Except as set forth in this Schedule 13D, the Filing Parties do not have any plan or proposal that would relate to, or result in, any of the following matters:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer’s business or corporate structure;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.

CUSIP No. 387432107	13D	Page 14 of 18 Pages

Each of the Filing Parties reserve the right to propose or participate in future transactions which may result in one or more of the above listed actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Filing Parties also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Filing Parties may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of Issuer.

(a) and (b)

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Filing Party and the information set forth in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Filing Parties is based upon 133,270,477 shares of Common Stock outstanding as of January 5, 2023, as reported on the Company’s Prospectus filed with the Securities and Exchange Commission on January 19, 2023.

(c)	On January 19, 2023, Holdco II-A distributed 5,246,604 shares of Common Stock pro rata to the partners of Fund II-A, including 917,932 shares of Common Stock to GP II-A and 4,328,672 shares of Common Stock to the limited partners of Fund II-A. On the same date, Holdco II-B distributed 7,753,396 shares of Common Stock pro rata to the limited partners of Fund II-B Holdings and Fund II-B, including 1,296,108 shares of Common Stock to GP-II-B and 6,457,288 shares of Common Stock to the limited partners of Fund II-B Holdings and Fund II-B.

On February 15, GP II-A distributed 917,932 shares of Common Stock to the owners of Fund II GP. On the same date, GP II-B distributed 1,296,108 shares of Common Stock to the owners of Fund II GP.

Except as described herein, during the past sixty (60) days there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Filing Parties or any person or entity for which the Filing Parties possess voting or dispositive control over the securities thereof.

(d)	Other than as described in this Schedule 13D, to the knowledge of the Filing Parties, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Parties.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

The Filing Parties have entered into a Joint Filing Agreement pursuant to which, among other things, the Filing Parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

CUSIP No. 387432107	13D	Page 15 of 18 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated November 2, 2022, among the Filing Parties.*

2	Business Combination Agreement, dated May 16, 2022, among the Company, GREP Holdings, ENPC, ENPC Merger Sub and GREP Merger Sub.*

3	Registration Rights and Lock-Up Agreement, dated October 24, 2022, among the Company, the Existing GREP Members, ENPC Holdings II, LLC, and the ENPC Equityholders (as defined therein).*

*Previously filed.

CUSIP No. 387432107	13D	Page 16 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 21, 2023

GREP GP II, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager

Grey Rock Energy Partners GP II, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P.

GREP GP II Holdings, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC

Grey Rock Energy Partners GP II-A, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-A, L.P.

CUSIP No. 387432107	13D	Page 17 of 18 Pages

Grey Rock Energy Fund II, LP

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-A, L.P, the general partner of Grey Rock Energy Fund II, LP

GREP Holdco II, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-A, L.P, the general partner of Grey Rock Energy Fund II, LP, the sole member of GREP Holdco II, LLC

Grey Rock Energy Partners GP II-B, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-B, L.P.

CUSIP No. 387432107	13D	Page 18 of 18 Pages

Grey Rock Energy Fund II-B, LP

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-B, L.P., the general partner of Grey Rock Energy Fund II-B, LP

Grey Rock Energy Fund II-B Holdings, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-B, L.P., the general partner of Grey Rock Energy Fund II-B Holdings, L.P.

GREP Holdco II-B Holdings, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-B, L.P., the general partner of Grey Rock Energy Fund II-B Holdings, L.P. and Grey Rock Energy Fund II-B, L.P., the sole members of GREP Holdco II-B Holdings, LLC